THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 6.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2001

MADECO INC.
(Translation of Registrant's Name into English)

URETA COX 930
SANTIAGO, CHILE
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________.

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This report consists of a press release issued by Madeco S.A. (the "Company") on July 11, 2002 announcing the approval of a capital increase by the Company.

MADECO

INVESTOR RELATIONS
PRESS RELEASE

MAD Listed NYSE

For further information contact:
Marisol Fernández
Investor Relations
Voice : (56 2) 520-1380
Fax : (56 2) 520-1545
E-mail : mfl@madeco.cl
Web Site : www.madeco.cl

MADECO S.A. OBTAINS APPROVAL FOR CAPITAL INCREASE; SUBSEQUENT SHARE PRICE DECLINE CAUSES TEMPORARY CESSATION OF TRADING ACTIVITY ON CHILEAN STOCK EXCHANGES

(Santiago, Chile, July 11, 2002) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced that at its Extraordinary Shareholders' meeting held on Wednesday, July 10th, a capital increase totaling Ch$63.0 billion (the equivalent of approximately US$90 million), divided into 2,520,000,000 shares with no par value, was approved. Pursuant to Chilean law, the capital increase will include a pre-emptive rights offering to the Company's existing shareholders. The capital increase approval includes the possibility to utilize two forms of share subscription - payment in cash and the capitalization of existing debt. The Company's Board of Directors was granted the authority to make certain decisions regarding the capital increase, including the issuing share price, the form(s) of payment, the total number of shares to be placed, as well as decisions related to the timing and allocation of the capital increase. In accordance with Chilean regulation, the Company can place the total number of approved shares related to the capital increase over a period of three years; nevertheless, the Company expects to complete US$90 million of its capital increase by September 30, 2002.

Madeco has been undergoing a financial restructuring process since the beginning of the year, and believes it has made significant progress in its negotiations with the banks maintaining credit facilities with the Company. While a final agreement has not yet been signed, the Company and its creditors have reached agreement on the basic principles of the loan rescheduling.

Subsequent to the capital increase approval, the price of Madeco's shares on the *Bolsa de Comercio de Santiago* ("Santiago Stock Exchange") dropped over 13% yesterday, and the exchange stopped trading of the shares at 2:15 p.m. After receiving notification of the cessation, the Company responded with a letter, describing the approvals made at the Extraordinary Shareholders' Meeting.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open stock corporation under the laws of the Republic of Chile and currently has operations in *Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, copper alloys and aluminum. The Company is also a leading manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics.*

Readers are cautioned not to place undue reliance on the forward-looking statements included in the above text, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MADECO S.A.

Albert Cussen M.
Chief Executive Officer

Date: July 12, 2002